Exhibit 99.4

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Yamana Gold Inc. (“Yamana”)

200 Bay Street

Royal Bank Plaza, North Tower

Suite 2200

Toronto, ON M5J 2J3

Item 2 Date of Material Change

November 4, 2022 and November 8, 2022

Item 3 News Release

News releases with respect to the material changes referred to in this report were issued and disseminated on November 4, 2022 and November 8, 2022 through the facilities of GlobeNewswire and subsequently filed on Yamana’s SEDAR and EDGAR profiles.

Item 4 Summary of Material Change

On November 4, 2022, Yamana received an unsolicited binding proposal (the “New Offer”) from Agnico Eagle Mines Limited (“Agnico Eagle”) and Pan American Silver Corp. (“Pan American” and together with Agnico Eagle, the “New Offerors”) for the acquisition by Pan American of all of the issued and outstanding common shares of Yamana (the “Yamana Shares”) and the sale by Yamana of certain subsidiaries and partnerships which hold Yamana’s interest in its Canadian assets, including Yamana’s interest in the Canadian Malartic mine, to Agnico Eagle (together, the “Arrangement”), all by way of a court-approved plan of arrangement (the “Plan of Arrangement”) in accordance with the Canada Business Corporations Act (the “CBCA”).

The board of directors of Yamana (the “Yamana Board”) determined in good faith, after consultation with its outside financial and legal advisors and upon the unanimous recommendation of the special committee of independent directors of the Yamana Board (the “Yamana Special Committee”), that the New Offer constituted a “Yamana Superior Proposal” within the meaning of the arrangement agreement between Yamana and Gold Fields Limited (“Gold Fields”) dated May 31, 2022 (the “Gold Fields Arrangement Agreement”). In accordance with the terms of the Gold Fields Arrangement Agreement, Yamana notified Gold Fields that the Yamana Board had determined that the New Offer constituted a Yamana Superior Proposal and that the five business day matching period had commenced, during which Gold Fields had the right, but not the obligation, to propose to amend the terms of the Gold Fields Arrangement Agreement in order for the New Offer to cease to be a Yamana Superior Proposal (the “Matching Right”).

On November 7, 2022, Gold Fields waived its Matching Right (the “Waiver”). As a result of the Waiver, on November 8, 2022, the Yamana Board changed its recommendation with respect to the transaction with Gold Fields (the “Gold Fields Transaction”) pursuant to the Gold Fields Arrangement Agreement and Yamana entered into a “Permitted Acquisition Agreement” (as defined in the Gold Fields Arrangement Agreement) with Agnico Eagle and Pan American in respect of the New Offer (the “Arrangement Agreement”). The Arrangement Agreement provided that until such time as the Gold Fields Arrangement Agreement had been terminated in accordance with its terms, all obligations of Yamana contained in the Arrangement Agreement would be effective only following the satisfaction of the condition precedent that the Arrangement Resolution (as defined in the Gold Fields Arrangement Agreement) shall have failed to receive the Yamana Shareholder Approval at the Yamana Meeting. Later the same day, Gold Fields terminated the Gold Fields Arrangement Agreement, resulting in the Arrangement Agreement becoming effective in accordance with its terms.

Subject to the terms and conditions of the Arrangement Agreement and the Plan of Arrangement, at the effective time of the Arrangement (the “Effective Time”), Pan American will acquire all of the issued and outstanding Yamana Shares and Agnico Eagle will acquire certain subsidiaries and partnerships which hold Yamana’s interest in its Canadian assets, including Yamana’s interests in the Canadian Malartic mine. In exchange, the holders of Yamana Shares (“Yamana Shareholder”) will receive $1.0406 in cash, 0.0376 of a common share of Agnico Eagle (each whole common share, an “Agnico Eagle Share”) and 0.1598 of a common share of Pan American (each whole common share, a “Pan American Share”) for each Yamana Share held (the “Consideration”).

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

The Arrangement

On November 4, 2022, Yamana received the New Offer from the New Offerors for the acquisition by Pan American of all of the issued and outstanding Yamana Shares and the sale by Yamana of certain subsidiaries and partnerships which hold Yamana’s interest in its Canadian assets, including Yamana’s interest in the Canadian Malartic mine, to Agnico Eagle.

The Yamana Board determined in good faith, after consultation with its outside financial and legal advisors and upon the unanimous recommendation of the Yamana Special Committee, that the New Offer constituted a “Yamana Superior Proposal” in accordance with the terms of the Gold Fields Arrangement Agreement. In accordance with the terms of the Gold Fields Arrangement Agreement, Yamana notified Gold Fields that the Yamana Board had determined that the New Offer constituted a Yamana Superior Proposal and that Gold Fields’ Matching Right had been triggered.

On November 7, 2022, Gold Fields waived its Matching Right. As a result of the Waiver, on November 8, 2022, the Yamana Board changed its recommendation with respect to the Gold Fields Transaction and entered into the Arrangement Agreement with the New Offerors. Later the same day, Gold Fields terminated the Gold Fields Arrangement Agreement, resulting in the Arrangement Agreement becoming effective in accordance with its terms.

As a result of the termination of the Gold Fields Arrangement Agreement, the previously scheduled special meeting of Yamana Shareholders to be held to consider the Gold Fields Transaction was cancelled and Yamana paid Gold Fields a US$300 million termination fee pursuant to the Gold Fields Arrangement Agreement. Pursuant to the terms of the Arrangement Agreement, Pan American contributed US$150 million in cash for such termination fee.

The Arrangement will be implemented by way of the Plan of Arrangement and is subject to approval by the Ontario Superior Court of Justice (Commercial List) (the “Court”), the Yamana Shareholders, the holders of Pan American Shares (the “Pan American Shareholders”) and certain other conditions as described in more detail below. Upon completion of the Arrangement, Yamana will become a wholly-owned subsidiary of Pan American and Agnico Eagle will acquire certain subsidiaries and partnerships of Yamana which hold Yamana’s interest in its Canadian assets, including Yamana’s interest in the Canadian Malartic mine Subject to the terms and conditions of the Arrangement Agreement and the Plan of Arrangement, at the Effective Time, among other things, each Yamana Share will be acquired by Pan American in exchange for the Consideration.

No fractional Pan American Shares or Agnico Eagle Shares will be issued under the Arrangement, and Yamana Shareholders will receive cash in lieu of any fractional Pan American Shares or Agnico Eagle Shares. Any Yamana Shares in respect of which dissent rights have been properly exercised and not withdrawn pursuant to Section 190 of the CBCA will be deemed to be transferred and assigned to Yamana, but will not be entitled to the Consideration Shares and will, instead, be entitled to receive the fair value for their Yamana Shares in accordance with the provisions of the CBCA, as modified by the Plan of Arrangement and the interim order of the Court (the “Interim Order”).

In addition, on the terms and subject to the conditions of the Arrangement Agreement, at the Effective Time, each restricted share unit of Yamana, performance share unit of Yamana (each, a “Yamana PSU”) and each deferred share unit of Yamana that is outstanding immediately prior to the Effective Time will be transferred by the holder thereof to Yamana in exchange for a cash payment from Yamana equal to the VWAP of one Yamana Share on the TSX during the five trading days prior to the Effective Date, and in the case of the Yamana PSUs, multiplied by the applicable Multiplier (as defined in Yamana’s performance share unit plan), less any withholding required by applicable law.

Conditions to Completion of the Arrangement

Completion of the Arrangement is subject to a number of conditions, including among others, (a) approval of the Arrangement (the “Arrangement Resolution”) by not less than 66 2/3% of the Yamana Shareholders who vote (in person or by proxy) at a special meeting of Yamana Shareholders (the “Yamana Meeting”); (b) approval of the issuance of the Pan American Shares to be issued pursuant to the Arrangement (the “Pan American Resolution”) by not less than a simple majority of the Pan American Shareholders who vote (in person or by proxy) at a special meeting of Pan American Shareholders (the “Pan American Meeting”); (c) the approval of the Arrangement by the Court in form and substance acceptable to each of Yamana, Pan American and Agnico Eagle, acting reasonably, (d) the receipt of certain required regulatory approvals under the Competition Act (Canada) and the approval of the Mexican Federal Economic Competition Commission (the “Key Regulatory Approvals”); (e) the approval for listing of the Pan American Shares to be issued pursuant to the Arrangement by the Toronto Stock Exchange (“TSX”) and Nasdaq Stock Market (“Nasdaq”), respectively, (f) the approval for listing of the Agnico Eagle Shares to be issued pursuant to the Arrangement by the TSX and the New York Stock Exchange (“NYSE”), respectively; (g) Yamana Shareholders not having validly exercised dissent rights in connection with the Arrangement with respect to more than 5% of the outstanding Yamana Shares; and (h) as it relates to the Canadian assets: (i) Yamana shall not have disposed or transferred any of the Canadian assets, other than certain permitted exceptions, (ii) Yamana shall have good title to the Canadian assets, and the Canadian assets shall be free and clear of all liens, other than permitted liens, and (iii) there shall have been no breach or non-compliance by Yamana with its covenants, representations or warranties in the Arrangement Agreement that has resulted in, or is reasonably likely to result in, a material adverse change in respect of the Canadian assets.

Representations, Warranties and Covenants

The Arrangement Agreement contains customary representations, warranties and covenants by each of Yamana, Pan American and Agnico Eagle, including covenants of Yamana and Pan American regarding the conduct of their respective businesses in the ordinary course during the period between the date of the Arrangement Agreement and the Effective Date and covenants to not engage in certain kinds of transactions or take certain actions during such period, subject to certain other exceptions set out in the Arrangement Agreement. In addition, each of Yamana, Pan American and Agnico Eagle has agreed to use its commercially reasonable efforts to obtain all required regulatory approvals, including the Key Regulatory Approvals. Further, Pan American and Yamana have agreed that three independent directors of Yamana shall be appointed to the board of directors of Pan American promptly following the Effective Time, and that Pan American will work cooperatively with Yamana to determine the integration of Yamana management into the management team of Pan American on or prior to the Effective Time.

Non-Solicitation and Right to Match

Each of Yamana and Pan American is subject to reciprocal non-solicitation restrictions on their ability to directly or indirectly solicit, initiate, knowingly encourage or otherwise facilitate a Yamana Acquisition Proposal or Pan American Acquisition Proposal (each as defined in the Arrangement Agreement), respectively from any person. However, each of Yamana and Pan American and their respective representatives may, prior to, in the case of Yamana, the approval of the Arrangement Resolution, and in the case of Pan American, the approval of the Pan American Resolution, engage in or participate in discussions or negotiations with third parties that submit an unsolicited bona fide written Yamana Acquisition Proposal or Pan American Acquisition Proposal, as applicable, that such party’s board of directors has determined in good faith, after consultation with its outside financial and legal advisors, constitutes or would reasonably be expected to constitute a Yamana Superior Proposal or Pan American Superior Proposal (each as defined in the Arrangement Agreement), respectively, subject to the satisfaction of certain conditions. Among other things, such a Yamana Acquisition Proposal or Pan American Acquisition Proposal, as applicable, may not result from a breach of the non-solicitation provisions of the Arrangement Agreement. Subject to certain limitations, the board of directors of a party that receives a Yamana Superior Proposal or Pan American Acquisition Proposal, as applicable, may, following the expiration of a five business day matching period, withdraw or change its recommendation in respect of the Arrangement in response to such superior proposal and/or terminate the Arrangement Agreement and enter into an agreement to implement such superior proposal. Notwithstanding any such change in recommendation, unless the other party has terminated the Arrangement Agreement as a result, each party must cause its respective shareholder meeting to occur and submit to a vote of its shareholders the Arrangement Resolution or the Pan American Resolution, as applicable, and shall not submit to a vote of its shareholders any Yamana Acquisition Proposal or Pan American Acquisition Proposal, as applicable, other than the Arrangement Resolution or the Pan American Resolution, as applicable, prior to the termination of the Arrangement Agreement in accordance with its terms.

The Arrangement Agreement further provides that, upon termination of the Arrangement Agreement under certain circumstances, Pan American is entitled to a termination fee of US$250 million and Yamana is entitled to a termination fee of US$375 million. In addition, in the event that the Arrangement Agreement is terminated as a result of the failure to obtain Yamana Shareholder approval, Yamana is required to pay Pan American an expense reimbursement of US$40 million and in the event that the Arrangement Agreement is terminated as a result of the failure to obtain Pan American Shareholder approval, Pan American is required to pay Yamana an expense reimbursement of US$40 million.

Interim Order, Shareholder Meetings and Timing

In accordance with the Arrangement Agreement, Yamana has agreed to make an application for the Interim Order. The Interim Order is expected to contain directions with respect to the Arrangement and the calling and conduct of the Yamana Meeting. Further information pertaining to the Arrangement will be contained in the management information circular that Yamana will mail to its shareholders in connection with the Yamana Meeting.

It is anticipated that the Yamana Meeting and the Pan American Meeting will take place, and closing and completion of the Arrangement will occur, in the first quarter of 2023, subject to satisfaction of the conditions under the Arrangement Agreement. The Arrangement Agreement provides that the outside date for completion of the Arrangement is April 30, 2023, which date can be unilaterally extended by any party for up to an additional 60 days in certain circumstances.

Following the completion of the Arrangement, the Pan American Shares will continue to be listed on the TSX and Nasdaq and the Agnico Eagle Shares will continue to be listed on the TSX and the NYSE and the Yamana Shares will be delisted from each of the TSX, the NYSE and the London Stock Exchange and Yamana will become a wholly-owned subsidiary of Pan American.

Fairness Opinions and Board Recommendations

After consultation with its outside financial and legal advisors, and the unanimous recommendation of the Yamana Special Committee, the Yamana Board unanimously determined that the Arrangement is a “Yamana Superior Proposal”, and the entry into of the Arrangement Agreement is in the best interests of Yamana. The Yamana Board also unanimously approved the Arrangement Agreement and recommended that Yamana Shareholders vote in favour of the Arrangement Resolution. The Yamana Special Committee and the Yamana Board received a fairness opinion from Scotiabank dated November 8, 2022, and to the effect that, as of the date of such opinion, and based upon and subject to the assumptions, limitations and qualifications stated therein, the Consideration to be received by Yamana Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Yamana Shareholders. The Yamana Special Committee retained Scotiabank as financial advisor and Norton Rose Fulbright Canada LLP as legal counsel. Yamana retained Canaccord Genuity Corp. and Stifel Nicolaus Canada Inc. as financial advisors, Cassels Brock & Blackwell LLP as Canadian legal counsel and Paul, Weiss, Rifkind, Wharton & Garrisson LLP as United States legal counsel in connection with the Arrangement.

Voting and Support Agreements

In connection with the execution of the Arrangement Agreement, each of the respective directors and senior officers of Yamana and Pan American (and certain significant shareholders in the case of Pan American) entered into voting and support agreements (the “Voting and Support Agreements”), pursuant to which, among other things, they agreed, in their capacities as security holders and not in their capacities as directors or officers, to vote the shares held by them in favour of the Arrangement Resolution, in the case of the directors and senior officers of Yamana, and the Pan American Resolution, in the case of the directors, senior officers and certain significant shareholders of Pan American. The Voting and Support Agreements will terminate if, among other things, the Arrangement Agreement is terminated in accordance with its terms, the other party (or parties in the case of Yamana’s Voting and Support Agreements) effects a change to the terms of the Arrangement Agreement that is materially adverse to the directors and senior officers that are party to the Voting and Support Agreements without their consent or there is a change in recommendation by the board of directors of the other party (or parties in the case of Yamana’s Voting and Support Agreements).

The above description of the Arrangement, the Arrangement Agreement, the Voting and Support Agreements and related matters is a summary only and does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Arrangement Agreement (including the Plan of Arrangement attached thereto) and the Voting and Support Agreements. A copy of the Arrangement Agreement and the forms of Voting and Support Agreements have been filed on Yamana’s SEDAR and EDGAR profiles and are available for viewing at www.sedar.com and www.sec.gov. The representations, warranties and covenants contained in the Arrangement Agreement and the Voting and Support Agreements were made only for purposes of each such agreement and as of specific dates, were solely for the benefit of the parties to the Arrangement Agreement and the Voting and Support Agreements, as applicable, may be subject to limitations agreed upon by the parties thereto, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Arrangement Agreement and the Voting and Support Agreements, as applicable, instead of establishing these matters as facts and may be subject to standards of materiality applicable to the parties that differ from those applicable to investors. Investors and securityholders should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Yamana, Pan American or Agnico Eagle or any of their subsidiaries or affiliates.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

N/A

Item 7 Omitted Information

N/A

Item 8 Executive Officer

Sofia Tsakos, Senior Vice President, General Counsel and Corporate Secretary, Phone: (416) 815-0220

Item 9 Date of Report

November 14, 2022

Cautionary Statement Regarding Forward-Looking Statements:

This material change report contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to, statements relating to the Arrangement and the expected terms, timing and closing of the Arrangement, including receipt of required approvals and satisfaction of other customary closing conditions; the ability of Yamana, Pan American and Agnico Eagle to satisfy the conditions to the completion of the Arrangement on the terms and in the timing described, or at all; the ability of Pan American and Agnico Eagle to issue securities pursuant to the Arrangement, the receipt of the Interim Order and the anticipated timing thereof; the holding of the shareholder meetings of Yamana and Pan American to consider the Arrangement and the completion of the Arrangement; and timing and receipt of shareholder, court, stock exchange and regulatory approvals of the Arrangement, including the Key Regulatory Approvals; and expectations regarding the continued trading of the Pan American Shares on the TSX and Nasdaq and the Agnico Eagle Shares on the TSX and the NYSE, and the delisting of the Yamana Shares from each of the TSX, the NYSE and the London Stock Exchange. Forward-looking statements are characterized by words such as “plan”, “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the time required to prepare and mail shareholder meeting materials; the ability of the parties to receive, in a timely manner, the necessary shareholder, court, stock exchange and regulatory approvals of the Arrangement; and the ability of the parties to satisfy, in a timely manner, the other conditions contained in the Arrangement Agreement; the risk that the Arrangement may not be completed in a timely basis, or at all; that the conditions contained in the Arrangement Agreement may not be satisfied; failure to obtain necessary shareholder, court, stock exchange or regulatory approvals of the Arrangement; the emergence of a superior proposal in respect of either party; the ability to realize the anticipated benefits of the Arrangement or implementing the business plan for the combined company, including as a result of a delay in completing the Arrangement or difficulty in integrating the businesses of the companies involved (including the retention of key employees); and general business and economic conditions, as well as those risk factors discussed or referred to herein and in Yamana’s Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and Yamana’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although Yamana has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Yamana undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements.